09055816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67874

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUPERFUND USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy Alsup **(312) 239 - 2203**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Paul Wigdor**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Superfund USA, Inc.**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
ALAN R. JURASKA
Notary Public, State of Illinois
My Commission Expires 08/20/12

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Superfund USA, Inc.

We have audited the accompanying statement of financial condition of Superfund USA, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superfund USA, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 23, 2009

SUPERFUND USA, INC.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2008

ASSETS

Cash	$	1,952,974
Receivable from affiliate		213,283
Prepaid expenses		62,372
Other assets		22,700
Goodwill		15,000
Furniture and equipment (net of accumulated depreciation of $12,314)		135,516
	$	2,401,845

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Commissions payable	$	165,628
Accounts payable and accrued expenses		128,430
		294,058
Shareholder's equity		2,107,787
	$	2,401,845

See accompanying notes.

SUPERFUND USA, INC.

STATEMENT OF OPERATIONS
Year ended December 31, 2008

Revenues		
Commission income	$	459,184
Interest		29,716
		488,900
Expenses		
Commissions, brokerage and regulatory fees		403,783
Employee compensation and benefits		409,733
Occupancy		156,719
Office expenses		76,788
Professional fees		80,155
Other operating expenses		190,940
		1,318,118
Net loss	$	(829,218)

See accompanying notes.

SUPERFUND USA, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance, January 1, 2008	$ 1	$ 192,924	$ (105,894)	$ 87,031
Shareholder's contribution		2,849,974		2,849,974
Net loss			(829,218)	(829,218)
Balance, December 31, 2008	$ 1	$ 3,042,898	$ (935,112)	$ 2,107,787

See accompanying notes.

SUPERFUND USA, INC.

STATEMENT OF CASH FLOWS
Year ended December 31, 2008

Operating activities		
Net income	$	(829,218)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		12,314
Changes in operating assets and liabilities:		
Receivable from affiliates		(213,283)
Prepaid expenses		(62,372)
Commissions payable		165,628
Accounts payable and accrued expenses		126,382
Net Cash Used in Operating Activities		(800,549)
Investing activities		
Purchase of fixed assets		(147,830)
Purchase of other assets		(22,700)
Purchase of goodwill		(15,000)
Net Cash Used in Investing Activities		(185,530)
Financing activities		
Shareholder's capital contributions		2,849,974
Net Cash Provided by Financing Activities		2,849,974
Net increase in cash		1,863,895
Cash, beginning of year		89,079
Cash, end of year	$	1,952,974

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2008

1. Organization and Business

Superfund USA, Inc. (the "Company") was incorporated in the State of New York on May 31, 2006. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company became a registered broker-dealer pursuant to the acquisition of the BD business from an affiliate, Superfund Asset Management, Inc. ("SAM") on November 1, 2008. The Company is primarily engaged in offering services related to the sales and marketing of interests in Quadriga Supefund L.P. ("Quadriga").

2. Summary of Significant Accounting Policies

Revenue Recognition

Commissions income and related expenses are recorded on the accrual basis.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with the Company's purchase of BD business from Superfund Asset Management, Inc. The Company's policy is to review goodwill for impairment on an annual basis. Management has determined that goodwill has not been impaired for the year ending December 31, 2008.

Income Taxes

The Company provides for taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns, if any. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

Depreciation

Furniture and equipment is depreciated over the estimated useful lives of the assets using accelerated methods. Depreciation expense for the year ended December 31, 2008 amounted to $12,314.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") as of January 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation

At December 31, 2008 the Company had no assets or liabilities that were required to be disclosed according to SFAS No. 157.

4. Related-Party Transactions

The Company shares certain expenditures, receives certain services, and collects payments on behalf of related companies.

The sole shareholder of the Company is the general partner of Quadriga, which trades speculatively in the United States of America and in International commodity futures markets. On November 1, 2008, the Company entered into a selling agent agreement to act as Quadriga's exclusive marketing agent. At December 31, 2008, the Company had a receivable from Quadriga totaling $213,283.

The Company is affiliated with Superfund Capital Management, Inc. through common ownership.

On November 1, 2008, the Company executed an asset purchase agreement with SAM. The agreement comprised of the purchase of the BD business from SAM and other assets for a lump-sum payment of approximately $185,530. In addition, the Company received $237,306 in payroll reimbursement from SAM for bonuses paid to employees based on the percentage of time employees were employed by SAM for the year ended December 31, 2008.

5. Operating Lease Commitments

The Company conducts its operations in leased office facilities. Annual rentals are charged to current operations. Rent expense for the year ended December 31, 2008 totaled approximately $156,719.

In accordance with the asset purchase agreement, the Company assumed three operating leases from SAM.

The minimum annual rental commitments under non-cancelable operating leases are approximately as follows as of December 31, 2008:

2009	$	901,398
2010		907,327
2011		932,886
2012		892,045
2013		850,827
2014		578,450

6. Concentration of Credit Risk

At December 31, 2008, a significant credit concentration consisted of cash deposited in one bank. The balances exceeded federally insured limits by approximately $1,702,974, which represents approximately 81% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $36,757.

At December 31, 2008 the Company had net capital and net capital requirements of $1,658,917 and $36,757, respectively.

8. Income Taxes

At December 31, 2008, the Company had net operating loss carryforwards, arising from continuing operations, of approximately, $836,000. The net operating loss carryforwards, if not utilized, will expire in the years 2026 through 2028.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **SUPERFUND USA, INC.** as of **December 31, 2008**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition-Item 1800)					$ 2,107,787	[3480]
2.	Deduct: Ownership equity not allowable for net capital						[3490]
3.	Total ownership equity qualified for net capital					$ 2,107,787	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					$ -	[3520]
	B. Other (deductions) or allowable subordinated liabilities						[3525]
5.	Total capital and allowable subordinated liabilities					$ 2,107,787	[3530]
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)			$ 448,871	[3540]		
	1. Additional charges for customers' and non-customers' security accounts				[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]		
	B. Aged fail-to-deliver				[3570]		
	1. Number of items		[3450]				
	C. Aged short security differences- less reserved of		[3460]		[3580]		
	2. Number of items		[3470]				
	D. Secured demand note deficiency				[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]		
	F. Other deductions and/or charges				[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]		
	H. Total deduction and/or charges					$ (448,871)	[3620]
7.	Other additions and/or allowable credits (List)						[3630]
8.	Net Capital before haircuts on securities positions					$ 1,658,916	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				[3660]		
	B. Subordinated securities borrowings				[3670]		
	C. Trading and Investment securities						
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]		
	2. U.S. and Canadian government obligations				[3690]		
	3. State and municipal government obligations				[3700]		
	4. Corporate obligations				[3710]		
	5. Stocks and warrants				[3720]		
	6. Options				[3730]		
	7. Arbitrage				[3732]		
	8. Other securities				[3734]		
	D. Undue concentration				[3650]		
	E. Other (List)				[3736]	$	[3740]
10.	Net Capital					$ 1,658,916	[3750]

OMIT PENNIES

Non-Allowable Assets (line 6.A):

Receivable from affiliate	$ 213,283
Prepaid expenses	62,372
Lease deposits and goodwill	37,700
Fixed assets	135,516
	$ 448,871

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **SUPERFUND USA, INC.** as of **December 31, 2008**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		$ 36,757	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 25,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)		$ 36,757	[3760]
14.	Excess net capital (line 10 less 13)		$ 1,622,159	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		$ 1,629,510	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 294,058	[3790]
17.	Add:			
	A. Drafts for immediate credit	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness		$ 294,058	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)		% 18	[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)		0	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	0	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	[3760]
25.	Excess net capital (line 10 less 24)	$	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$ -	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of Partnerships in exchanges contributed for use of company (contra to item 1740) and Shareholder's securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SUPERFUND USA, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2008

The Company did not handle any customer cash or securities during the year ended December 31, 2008 and does not have any customer accounts.

SUPERFUND USA, INC.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2008

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2008 and does not have any PAIB accounts.

SUPERFUND USA, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2008

The Company did not handle any customer cash or securities during the year ended December 31, 2008 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Shareholder of
Superfund USA, Inc.

In planning and performing our audit of the financial statements of Superfund USA, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 23, 2009

SUPERFUND USA, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

for the year ended December 31, 2008